Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-253466) of Ayr Wellness Inc. of our report dated March 9, 2021 on the consolidated financial statements of Ayr Wellness Inc. (formerly Ayr Strategies Inc.) and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2020 and December 31, 2019, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, which appears in Exhibit 99.5 to Ayr Wellness Inc.’s Report on Form 6-K filed on March 11, 2021.

Burlington, Canada	/s/ MNP LLP
Chartered Professional Accountants
March 11, 2021	Licensed Public Accountants